August 10, 2011
VIA EDGAR AND OVERNIGHT MAIL
Mr. James B. Rosenberg
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re: Universal Insurance Holdings, Inc. Form 10-K for the fiscal year ended December 31, 2010 Filed March 31, 2011, File No. 001-33251 Comment Letter Dated July 28, 2011
Dear Mr. Rosenberg:
     This letter is in response to your comment letter dated July 28, 2011 regarding our Form 10-K for the fiscal year ended December 31, 2010. Your comments are repeated below followed by our responses.
     Please note that these responses will be incorporated, where appropriate, into our future periodic reports.
Management’s Discussion and Analysis of Financial Condition and Results of Operations; Liquidity and Capital Resources, page 40
1.	Please provide us revised disclosure to be included in future periodic reports that addresses the reasons for the changes in operating assets and liabilities, specifically addressing the reason for the significant change in your premiums receivable balance as this change had a material impact on your operating cash flows. Your revised disclosure should also address the reasons for the significant amount of write offs recorded during 2010 compared to prior years ($3,895,222 in FY 2010 compared to $51,837 in FY 2009).
Response:
     Our Form 10-Q for the quarterly period ended June 30, 2011, filed with the Commission on August 5, 2011 (“Second Quarter Form 10-Q”) has addressed, and future periodic reports will address, significant changes in operating assets and liabilities for the periods presented under the heading “Analysis of Financial Condition” contained within Management’s Discussion and Analysis of Financial Condition and Results of Operations. Please refer to Exhibit A to this response letter for the disclosure that was presented in our Second Quarter Form 10-Q.

With respect to your specific inquiries regarding premiums receivable, the increase in premiums receivable during fiscal year 2010 of $6.3 million, or 17%, to $43.6 million as of December 31, 2010, was due primarily to an increase in direct written premium of 18% during fiscal year 2010 compared to the prior year.
We present premiums receivable net of an allowance for doubtful accounts. It is our policy to record an allowance for doubtful accounts, with a corresponding charge to earnings through bad debt expense, for amounts that are 90 days or more past due. Bad debt expense charged to earnings during fiscal year 2010 reflected that policy. Prior to fiscal year 2010, we did not charge off uncollectible accounts receivable at regular intervals which resulted in an accumulation of the balance of the allowance account. The charge off of $3.9 million recorded during fiscal year 2010 reflects an accumulation in the allowance for doubtful accounts that had no impact on earnings. Our present policy is to charge off amounts of uncollectible accounts receivable at regular intervals, and we expect that this will be our policy going forward.
     2. You state on page 82, “In the opinion of management, none of these lawsuits are material and they are all adequately reserved for or covered by insurance or, if not so covered, are without merit or involve such amounts that if disposed of unfavorably would not have a material adverse effect on the Company’s financial position or results of operations.” Please provide revised disclosure to be included in future periodic reports which clarifies, if true:
•	That the lawsuits are not material in the aggregate in addition to on an individual basis, or provide the disclosure required by 450-20-50-4b; and

•	That any accruals you make or your assessment of materiality of disclosure related to probable or possible losses do not consider any anticipated insurance proceeds.
Response:
We will include language similar to the following, when appropriate, in future periodic reports:
Litigation
Certain lawsuits have been filed against the Company. These lawsuits involve matters that are incidental to the claims aspect of the Company’s business for which estimated losses are included in Unpaid Losses and Loss Adjustment Expenses in the Company’s Consolidated Financial Statements. In the opinion of management, these lawsuits are not material individually or in the aggregate to the Company’s financial position. Accruals made or assessments of materiality of disclosure related to probable or possible losses do not consider any anticipated insurance proceeds.

     3. In response to the Commission’s letter, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further questions or if I can be of additional assistance please do not hesitate to contact me at (954) 958-1226.

Very truly yours,
/s/ George R. De Heer
George R. De Heer
Chief Financial Officer

Exhibit A
Analysis of Financial Condition — As of June 30, 2011 Compared to December 31, 2010
We believe that premiums will be sufficient to meet our working capital requirements for at least the next twelve months.
Our policy is to invest amounts considered to be in excess of current working capital requirements. We reduced our aggregate investment securities to $95.9 million as of June 30, 2011 from $224.5 million as of December 31, 2010 in response to market conditions. We have a receivable of $20.5 million at June 30, 2011 for securities sold that have not yet settled compared to $17.6 million at December 31, 2010.
The following table summarizes, by type, the carrying values of investments (in thousands):

	As of June 30,	As of December 31,
Type of Investment	2011	2010

Cash and cash equivalents	$356,739	$147,585
Debt securities	3,595	130,116
Equity securities	92,350	94,416
Non-hedge derivatives	739	182

Total Investments	$453,423	$372,299

Prepaid reinsurance premiums represent ceded unearned premiums related to our catastrophe and quota share reinsurance programs. The increase of $32.5 million to $253.6 million during the six months ended June 30, 2011 was primarily due to an increase in prepaid reinsurance premiums for catastrophe reinsurance coverage, as previously described in Recent Developments, 2011-2012 Reinsurance Program, and an increase in quota share reinsurance premiums commensurate with the increase in direct written premium. Premiums for catastrophe reinsurance coverage are earned over the respective contract periods which are generally effective from June 1, 2011 through May 31, 2012.
Premiums receivable represent amounts due from policyholders. The increase of $8.4 million to $52 million during the six months ended June 30, 2011 was due to the growth in direct written premiums and an increase in the number of policyholders participating in the installment payment plan program offered by UPCIC.
Unearned premiums represent the portion of written premiums that will be earned pro rata in the future. The increase of $51.9 million to $380.3 million during the six months ended June 30, 2011 was due to growth in, and timing of, direct written premiums.

Advance premiums represent premiums paid prior to the date they are contractually due. The increase of $6.0 million to $25.8 million during the six months ended June 30, 2011 was due to an increase in aggregate collections from policyholders on renewal policies with effective dates after the balance sheet date.
Reinsurance payable, net, represents our liability to reinsurers for ceded written premiums, net of ceding commissions and inuring premiums receivable. The increase of $54.6 million to $92.5 million during the six months ended June 30, 2011 was primarily due to the timing of settlements with reinsurers and amounts not yet due to reinsurers for catastrophe reinsurance coverage, as previously described in Recent Developments, 2011-2012 Reinsurance Program.